UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 9, 2020

We hereby inform as a Relevant Information Communication that today our General Shareholders' Meeting was held, where the Board of Directors for the period 2020-2023 was elected, which will be integrated by the following persons:

•	Juan Antonio Arrieta Ocampo
•	Nicolas Bañados Lyon
•	Miguel Angel Bazan Garcia
•	Miguel Grau Quinteros
•	Santiago Hernando Perez
•	Christian Laub Benavides
•	Carlos Rojas Perla
•	Antonio Carlos Valente Da Silva
•	Esteban Viton Ramirez

The Board of Directors convened in the afternoon and elected Mr. Christian Laub Benavides as President and Mr. Santiago Hernando Perez as Vice President.

In the same manner, the Board of Directors agreed on the conformation of the Board Committees as detailed below:

•	Audit Committee: Carlos Rojas Perla (Chairman), Miguel Angel Bazán García and Juan Antonio Arrieta Ocampo.

•	Risk and Compliance Committee: Christian Laub Benavides (Chairman), Carlos Rojas Perla and Miguel Grau Quinteros.

•	Talent Committee: Juan Antonio Arrieta Ocampo (Chairman), Santiago Hernando Perez and Esteban Viton Ramirez.

•	Strategy and Investment Committee: Nicolas Bañados Lyon (President), Christian Laub Benavides and Antonio Carlos Valente da Silva.

•	Engineering and Construction Operational Committee: Santiago Hernando Perez (President), Christian Laub Benavides and Juan Antonio Arrieta Ocampo.

•	Infrastructure Operational Committee: Antonio Carlos Valente da Silva (President), Nicolás Bañados Lyon and Carlos Rojas Perla.

•	Real Estate Operational Committee: Miguel Grau Quinteros (Chairman), Esteban Viton Ramirez and Miguel Angel Bazán García.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: December 9, 2020